Exhibit 99.3

IDEX Biometrics Interim Report as of 30 September 2022

Oslo, Norway – 10 November 2022 - IDEX Biometrics ASA’s interim report as of September 30, 2022 is enclosed with this notice.

A webcast presentation will be held by Vince Graziani, Chief Executive Officer, today at 09:00 CET. The webcast presentation can be viewed at the following link: https://tinyurl.com/5t53tser

The interim report and the presentation to be used in the webcast are available on the IDEX Biometrics website: www.idexbiometrics.com/investors/interim-results/

The interim report and the presentation are attached to this notice (as .pdf files).

Commercial Update

2022 has become a year of broad-based commercialization for biometric smart cards. In our primary target market, many banks have begun, or are planning, launches and commercialization of biometric payment cards. During the year, the rapidly increasing demand for cyber security, digital authentication, and crypto currency cold wallet solutions has sparked a wave of new applications and use cases for biometric smart cards.

In the payments space, we expect to have a total of 10 launches this year, or by early 2023, from banks and issuers together with card-maker IDEMIA and customers of our channel partner, Zwipe. Seven new launches are anticipated for the fourth quarter of 2022. So far this year, three launches have been announced.

We now have 9 design wins with card makers for our Infineon SLC38 reference platform and Turnkey Solution. During the quarter, six of these card makers have already placed initial orders for IDEX sensors. We also continue to see rapidly increasing demand for IDEX biometric security solutions for use in digital authentication, cyber security, and digital HASHwallets, to facilitate adoption of Web3 and digital assets.

In September we held a capital markets day in Oslo with several of our partners attending. The presentations from management outlined a clear roadmap and a path to commercial acceleration during 2023 and beyond. Our panel discussion with partners IDEMIA, Rocker and eSignus focused on the commercial traction, and market adoption for biometric cards. These market mega trends for both payments and digital authentication represent a massive market opportunity for IDEX biometric solutions over one-to-five-year horizon.

Third Quarter Financial Performance

For the third quarter ended September 30, 2022, the Company recorded consolidated revenue of $928 thousand. Sequentially, third quarter revenue decreased approximately 16% from the second quarter of 2022, reflecting the timing of shipments to our two largest customers in the payment card segment. By comparison, third quarter 2021 revenue was $732 thousand, for a year-over-year quarterly increase of 27%.

Gross profit margin, as a percentage of revenue, was approximately 12% for the third quarter of 2022, compared sequentially to approximately 7% in the second quarter of 2022. For the third quarter of 2021, a similarly calculated gross profit margin was approximately 59%, with the higher figure reflecting sales mix. The lower margins in 2022 reflect a shift in mix to lower margin payment card products and higher costs of wafers, assembly services, and certain components, as well as the write-off of previous-generation products held in inventory.

Net loss for the third quarter of 2022 totaled ($9.0 million), representing a loss per share of ($0.01), in contrast to a net loss of ($7.5 million) for the third quarter of 2021, representing a loss per share of ($0.01), and a net loss of ($9.2 million) for the second quarter of 2022, representing a loss per share of ($0.01).

The company’s cash balance totaled $9.1 million as of September 30, 2022, in contrast to $12.9 million as of September 30, 2021, and $33.8 million as of December 31, 2021.

For further information contact:

Marianne Bøe, Head of Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 918 00186

About IDEX Biometrics

IDEX Biometrics (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal authentication for all. We help people make payments, prove their identity, gain access to information or unlock devices with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com

TRADEMARK STATEMENT

IDEX, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.